Exhibit 99.1

Mereo BioPharma Files Registration Statement on Form F-3 with U.S. Securities and Exchange Commission and Enters into “At-The-Market” Sales Agreement with SVB Leerink

London and Redwood City, Calif., October 7, 2020 – On October 6, 2020, Mereo BioPharma Group plc (NASDAQ: MREO, AIM: MPH) (“Mereo” or “the Company”), a clinical-stage biopharmaceutical company focused on oncology and rare diseases, filed with the U.S. Securities and Exchange Commission (“SEC”) a shelf registration statement on Form F-3 (File No. 333-249341) (the “Registration Statement”) pursuant to which the Company may offer up to $200,000,000 of its ordinary shares nominal value £0.003 per ordinary share (the “Ordinary Shares”) in the form of American Depositary Shares (“ADSs”), with each ADS representing five Ordinary Shares, and entered into a Sales Agreement dated October 6, 2020 (the “Sales Agreement”) with SVB Leerink LLC (the “Agent”), pursuant to which the Company may sell, from time to time, at its option, up to $50,000,000 of its Ordinary Shares in the form of ADSs through the Agent (the “ATM Program”). The Sales Agreement contains customary representations, warranties and indemnities and provides that the Company pay the Agent a customary commission of 3% on the sale of any ADSs sold through the Agent under the Sales Agreement.

The Registration Statement has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. A copy of the Registration Statement may be obtained on the SEC’s website at www.sec.gov. The filing of the Registration Statement does not affect the statutory pre-emption rights of shareholders in the Company.

The specifics of any future offering, including the prices and terms of the ADSs offered by the Company, will be determined at the time of any such offering and will be described in detail in a prospectus supplement filed by the Company with the SEC in connection with such offering. The Company has no immediate plans to offer ADSs pursuant to the Registration Statement or to sell ADSs under the ATM Program.

The establishment of the ATM Program follows the resolutions adopted at the Company’s Annual General Meeting on June 29, 2020. The ADSs to be sold under the Sales Agreement, if any, will be issued and sold by methods deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or in negotiated transactions, if authorized by the Company, in each case, pursuant to the Registration Statement. The Registration Statement contains a preliminary prospectus supplement relating to the ATM Program. Any sales under the ATM Program will be made pursuant to a final prospectus supplement to be filed by the Company with the SEC following the effectiveness of the Registration Statement.

Unless otherwise indicated in a prospectus supplement, the Company expects to use the net proceeds from sales of any ADSs pursuant to the Registration Statement for advancing the Company’s clinical development programs, general corporate purposes and other business opportunities.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the Ordinary Shares or ADSs, nor shall there be any sale of the Ordinary Shares or ADSs in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Neither this announcement nor the Registration Statement forms part of an offer of transferable securities to the public in the United Kingdom and no prospectus has been, or is required to be, submitted to the U.K. Financial Conduct Authority for approval.

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for oncology and rare diseases. Mereo’s lead oncology product candidate, etigilimab (Anti-TIGIT), has completed a Phase 1a dose escalation clinical trial in patients with advanced solid tumors and has been evaluated in a Phase 1b study in combination with nivolumab in select tumor types. Mereo’s rare disease product portfolio consists of setrusumab, which has completed a Phase 2b dose-ranging study in adults with osteogenesis imperfecta (OI), as well as alvelestat, which is being investigated in a Phase 2 proof-of-concept clinical trial in patients with alpha-1 antitrypsin deficiency (AATD) and in a Phase 1b/2 clinical trial in COVID-19 respiratory disease.

Additional Information

The person responsible for arranging the release of this information on behalf of the Company is Charles Sermon, General Counsel.

Forward-Looking Statements

This Announcement contains “forward-looking statements.” All statements other than statements of historical fact contained in this Announcement are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties some of which are significant or beyond its control and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. The foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in its Annual Report on Form 20-F, Reports on Form 6-K and other documents filed from time to time by the Company with the SEC should be carefully considered. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of its forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Mereo BioPharma Contacts:

Mereo	+44(0)333 023 7300
Denise Scots-Knight, Chief Executive Officer

N+1 Singer (Nominated Adviser and Broker to Mereo)	+44 (0)20 7496 3081
Phil Davies
Will Goode

Burns McClellan (US Investor Relations Adviser to Mereo)	+44 (0)333 023 7300
Lisa Burns
Steve Klass

FTI Consulting (UK Public Relations Adviser to Mereo)	+44(0)20 3727 1000
Simon Conway
Ciara Martin

Investors	investors@mereobiopharma.com